Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated: November 30, 2005
Swisscom AG
(Translation of registrant’s name into English)
Alte Tiefenaustrasse 6
3050 Bern, Switzerland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Swisscom holding talks with the federal government
SIGNATURES

Media Release
Swisscom holding talks with the federal government
Last week the Federal Council instructed its representative on the Board of Directors to vote against a possible acquisition that Swisscom might make abroad and, instead, to support the distribution of free capital to equity providers. Since then, the Swisscom Board of Directors has held intense discussions on the instructions issued by the representative of the Swiss Confederation, has analysed the situation in detail, and has instigated talks with representatives from the federal government. Swisscom can be expected to inform the general public next week, at the earliest, what action it intends to take.
Berne, 30 November 2005

Swisscom Ltd
Group Media Relations	Phone	+41-31-342 91 93	www. swisscom.com
3050 Berne	Fax	+41-31-342 06 70	media@swisscom.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swisscom AG
Dated: November 30, 2005	by: /s/ Rolf Zaugg
	Name:	Rolf Zaugg
	Title:	Senior Counsel Head of Capital Market & Corporate Law